VIA EDGAR

August 19, 2022

United States Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aerovate Therapeutics, Inc. Acceleration Request for Registration Statement on Form S-3 File No. 333-266883

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Aerovate Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 23, 2022, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Alicia Tschirhart at (415) 733-6156. If you have any questions regarding this request, please contact Alicia Tschirhart of Goodwin Procter LLP at (415) 733-6156.

Sincerely,

AEROVATE THERAPEUTICS, INC.

/s/ George A. Eldridge
George A. Eldridge
Chief Financial Officer

cc:	Timothy P. Noyes, Aerovate Therapeutics, Inc.
Edwin M. O’Connor, Goodwin Procter LLP
Alicia M. Tschirhart, Goodwin Procter LLP